Exhibit 99.1

Marti Launches Delivery Services

Leverages Company’s Network of 382,000 Registered Drivers and Existing Customer Base of 6.4 Million to Offer Speedy Package Delivery; Represents $400 Million Annual Revenue Opportunity

Istanbul, Türkiye, October 27, 2025 -(BUSINESS WIRE)- Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility super app, announced today the expansion of its service offering to include same-hour package deliveries. Building on its position as Türkiye’s leading ride-hailing provider, Marti’s new package delivery services will leverage the Company’s existing network of 382 thousand registered motorcycle and car drivers and more than 6.4 million unique users of its super app to offer efficient and affordable package delivery services to businesses and consumers.

The extension of Marti’s technology platform and operational expertise to provide deliveries addresses the growing demand for fast and reliable urban package delivery in Türkiye. Based on independent estimates, the urban package delivery market in Türkiye comprises more than 200 million deliveries and represents a revenue opportunity of approximately $400 million annually.

“Marti has become synonymous with convenience, reliability, and innovation in mobility, and now we are extending those same attributes into last-mile delivery by offering a service with unrivaled speed,” commented Oguz Alper Oktem, Founder and Chief Executive Officer of Marti. “Türkiye has a collection of some of the most dynamic urban markets in the world, and our entry into package delivery allows us to better serve the country’s growing needs for expedited deliveries while creating new revenue opportunities for Marti. In light of the scale of our driver network, reliable same-hour deliveries are a service that Marti is uniquely positioned to provide.”

While Marti’s package delivery service is initially focused on deliveries in Istanbul, the Company plans to expand coverage to additional major cities throughout Türkiye and to add incremental service offerings as the service scales. Marti currently operates across 10 cities, including Istanbul, Ankara, Izmir, Antalya, Bursa, Konya, Adana, Kocaeli, Mersin, and Kayseri.

“Marti is uniquely capable of delivering packages with the highest speeds in the market given our advanced technology, operational expertise, large network of drivers and existing customer base,” added Mr. Oktem. “Within the same super app, customers will be able to hail a ride or complete a delivery. Delivery users can then digitally track their package to its destination.”

Marti has a strong record of expanding its service offerings to meet the evolving needs of urban life in Türkiye. The Company is the largest provider of each of car-hailing, motorcycle-hailing, e-scooter, e-bike, and e-moped services in the country. The introduction of deliveries represents another step in Marti’s mission to make everyday life easier and more connected.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering a wide variety of transportation services. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements related to the anticipated expansion of Marti’s service offerings, including the launch and growth of its package delivery business, the expected geographic expansion of delivery services to additional cities, the potential size and revenue opportunity of Türkiye’s urban package delivery market, and the Company’s future plans, objectives, and expected performance. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F. Marti undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.
Turgut Yilmaz

investor.relations@marti.tech